UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November 2021 (Report No. 1)
Commission File Number: 000-51694

Perion Network Ltd.

(Translation of registrant's name into English)
1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

On December 8, 2021, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion Accelerates Its Strong Business Momentum; Raises Full-Year 2021 and 2022 Guidance for Revenue and Adjusted EBITDA”. A copy of this press release is furnished as Exhibit 99.1 herewith.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD.

By: /s/ Maoz Sigron
Name: Maoz Sigron
Title: Chief Financial Officer
Date: December 8, 2021